September 24, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clough Funds Trust
Registration Statement on Form N-1A
(File Nos. 333-204408; 811-23059)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for Clough Funds Trust be accelerated so that it will become effective as of September 30, 2015 or as soon thereafter as practicable.

CLOUGH FUNDS TRUST		ALPS PORTFOLIO SOLUTIONS DISTRIBUTOR, INC.

By:	/s/Edmund J. Burke	By:	/s/Edmund J. Burke
Name:	Edmund J. Burke	Name:	Edmund J. Burke
Title:	Director	Title:	Director